Exhibit 12.2

Potomac Electric Power Company

		For the Year Ended December 31,
	Nine Months Ended September 30, 2012	2011	2010	2009	2008	2007
	(millions of dollars)
Net income	$101	$99	$108	$106	$116	$125

Income tax expense	38	36	37	76	64	62

Fixed charges:
Interest on long-term debt, amortization of discount, premium and expense	79	101	101	103	95	86
Other interest	7	10	10	11	11	12

Total fixed charges	86	111	111	114	106	98

Income before income tax expense and fixed charges	$225	$246	$256	$296	$286	$285

Ratio of earnings to fixed charges	2.62	2.22	2.31	2.60	2.70	2.91

Total fixed charges, shown above	$86	$111	$111	$114	$106	$98

Preferred dividend requirements, adjusted to a pre-tax amount	—	—	—	—	—	—

Total fixed charges and preferred dividends	$86	$111	$111	$114	$106	$98

Ratio of earnings to fixed charges and preferred dividends	2.62	2.22	2.31	2.60	2.70	2.91